Exhibit 2.2

Press Release

Available for Immediate Publication: December 18, 2015

First National Bank of Northern California Reports Entering into a Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements

Source:FNB Bancorp (CA) (QTCQB:FNBG)

South San Francisco, California

Website: www.fnbnorcal.com

Contacts:

Tom McGraw, Chief Executive Officer (650) 875-4864

Dave Curtis, Chief Financial Officer (650) 875-4862

FNB Bancorp (QTCQB: FNBG), parent company of First National Bank of Northern California (the “Bank”), today announced the signing of a “Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements.” This agreement will affect certain Amendments that are currently being drafted into the existing Salary Continuation Agreements for the Bank’s President, Chief Operating Officer, Chief Financial Officer, and Chief Lending Officer.

“The signing of the Memorandum of Mutual Agreement to Amend Certain Salary Continuation Agreements for four executive officers of the Bank was completed in order to: (1) insure the Salary Continuation agreements are tax compliant with all tax regulations, including IRS code section 409A and 280g; (2) provide a better matching of benefit vesting to the service provided to the Bank by the four named executives; (3) provide the Bank with services of the four named executives for a time certain into the future; and (4) insure the actual benefits stated in the existing Salary Continuation Agreements for the four named executives did not change. These changes provide additional incentives to the executives to maintain their employment with the Bank during the revised vesting period which will allow the Bank to continue to grow organically and through thoughtful acquisitions. We look forward with anticipation to the upcoming 2016 calendar year,” stated Tom McGraw, CEO.

Cautionary Statement: This release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those stated herein. Management's assumptions and projections are based on their anticipation of future events and actual performance may differ materially from those projected. Risks and uncertainties which could impact future financial performance include, among others, (a) competitive pressures in the banking industry; (b) changes in the interest rate environment; (c) general economic conditions, either nationally or regionally or locally, including fluctuations in real estate values; (d) changes in the regulatory environment; (e) changes in business conditions or the securities markets and inflation; (f) possible shortages of gas and electricity at utility companies operating in the State of California, and (g) the effects of terrorism, including the events of September 11, 2001, and thereafter, and the conduct of war on terrorism by the United States and its allies. Therefore, the information set forth herein, together with other information contained in the periodic reports filed by FNB Bancorp with the Securities and Exchange Commission, should be carefully considered when evaluating its business prospects. FNB Bancorp undertakes no obligation to update any forward-looking statements contained in this release.